FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

August 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:        Ms. Sumeera Younis

                        Mr. David Manion

Re:       Franklin Value Investors Trust (the “Registrant”)

            File No. 333-219174

Dear Ms. Younis and Mr. Manion:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Ms. Younis (the “Disclosure Comments”) and by Mr. Manion (the “Accounting Comments”) on August 2, 2017 to Cory O. Hippler of Stradley Ronon Stevens & Young, LLP (“Stradley”), with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin MidCap Value Fund (the “MidCap Fund”), a series of the Registrant, with and into the Franklin Small Cap Value Fund (the “Small Cap Fund”), another series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 6, 2017 under Rule 488 (“Rule 488”) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.

I.          Disclosure Comments

1.                  Comment:  On page 5, the section titled “SUMMARY–How will the Transaction affect me?–Better Relative Past Performance” includes past performance information for the Funds for the 1-, 3-, 5- and 10-year periods ended March 31, 2017, without sales loads.  Please show the past performance information for the 1-, 5- and 10-year periods ended December 31, 2016, with sales loads, consistent with the requirements of Form N-1a. Similar comments apply to other presentations of performance information in the Registration Statement.

Response:  The Registrant notes that the prospectus for each Fund, including the performance information for the 1-, 5- and 10-year periods ended December 31, 2016, with sales loads, as required by Item 4 of Form N-1A, is incorporated by reference into the Registration Statement.  Disclosure has been added to clearly state that performance information for the Funds as of December 31, 2016, with and without sales loads, is incorporated by reference from the Fund Prospectus under the section “Fund Summaries – Information about the Fund you should know before investing – Franklin MidCap Value Fund – Performance” and “– Franklin Small Cap Value Fund – Performance.”

The Registrant believes that the presentation of the more recent performance information in the Registration Statement may be beneficial to shareholders considering the Transaction.  The Registrant further notes that the performance information included in the Registration Statement was considered by the Board in approving the Transaction.

2.                  Comment:  On page 6, the last sentence in the paragraph under the heading “SUMMARY–How will the Transaction affect me?–Costs of the Transaction” states that “[t]he expenses associated with the Transaction will be allocated in the foregoing manner whether or not the Transaction is consummated.”  Please describe the circumstances under which the Transaction would not be consummated, or include a statement to the effect that it is anticipated that the Transaction would be consummated.

      Response:  The referenced disclosure has been revised to include the underlined language below:

The expenses associated with the Transaction will be allocated in the foregoing manner whether or not the Transaction is consummated.  It is expected that the Transaction will be consummated if approved by shareholders.

3.                  Comment:  Under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–Who manages the Funds?–Fund Management Teams” beginning on page 11, please make sure the disclosure is clear that the portfolio management team is the same for both Funds, and will be the same after the Transaction.

Response:   The Registrant believes the disclosure is clear that both Funds are managed by the same portfolio management team, and that such portfolio management team will continue to manage the Small Cap Fund after the Transaction.

4.                  Comment:  Please confirm that all material factors that the Board considered in approving the Transaction, including any factors adverse to the Transaction, are disclosed under the heading “REASONS FOR THE TRANSACTION.”

Response:  The Registrant confirms that all material factors considered by the Board in approving the Transaction are disclosed under the heading “REASONS FOR THE TRANSACTION.”

5.                  Text:  The section titled “REASONS FOR THE TRANSACTION” includes the following:

Sales Prospects.  The marketplace has responded more favorably to the Small Cap Fund as new gross and net sales of the Small Cap Fund have been greater than new gross and net sales of the MidCap Fund for the 12 months ended March 31, 2017, and Management believes that this sales trend will continue to favor the Small Cap Fund in the future.

Comment:  Please explain the basis for Management’s belief that the sales trend will continue in the Small Cap Fund’s favor.

Response:   In forming its belief that the sales trend will continue in the Small Cap Fund’s favor, Management considered the gross and net sales of the Funds for the 12 months ended March 31, 2017, the average annual net sales/ redemptions in the Morningstar, Inc. (“Morningstar”) US-Fund Mid Cap Value category relative to the US Fund Small Value category for the 2014-2016 period, and the Funds’ Morningstar ratings and peer rankings within their respective categories as well as the Funds’ absolute and relative performance, which Management believes are important factors in sales trends.

6.                  Text:  The second paragraph under the heading “COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS–What are the principal risk factors associated with investments in the Funds?” states the following:

The principal risks of investing in the Small Cap Fund are substantially the same as the principal risks of investing in the MidCap Fund, except that the Small Cap Fund is subject to the principal risk of investing in smaller companies, whereas the MidCap Fund is subject to the principal risk of investing in midsize companies.

Comment:  Please confirm whether the risk profile of the Funds is the same for each Fund.

Response:   Management believes the risk profiles for the MidCap Fund and Small Cap Fund are materially aligned.  To the extent that the Small Cap Fund generally invests a larger percentage of its assets in smaller capitalization companies than the MidCap Fund, its risk profile may differ from that of the MidCap Fund with respect to the degree of risk associated with such investments.  Additional information regarding the risks of investing in smaller capitalization companies has been added under the heading “COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS–What are the principal risk factors associated with investments in the Funds?”

7.                  Comment:  On page 32, under the heading “INFORMATION ABOUT THE FUNDS–Additional Information,” please include the Securities Act filing numbers for the materials incorporated by reference.

Response:   Revised as requested.

8.                  Comment:  With respect to the estimated cost of solicitation disclosed under the heading “VOTING INFORMATION–How will proxies be solicited?,” please confirm whether the estimated cost of proxy solicitation is included in the estimated cost of the Transaction described elsewhere in the Registration Statement, and subject to the allocation of costs among the Investment Manager and the Funds.

Response:   The Registrant confirms that the estimated cost of solicitation is included in the estimated cost of the Transaction described in the Registration Statement, and subject to the allocation of costs among the Investment Manager and the Funds.

9.                  Comment:  Please confirm that the information in Exhibit C regarding principal holders of shares of the Funds is current.

Response:  The Registrant confirms that the information in Exhibit C regarding principal holders of shares of the Funds is as of the Record Date.

II.        Accounting Comments

1.                  Comment:  Please note that the consent of the independent registered accounting firm that was filed with the Registration Statement will become stale on August 4, 2017.  A new consent must accompany any pre-effective amendment to the Registration Statement made after such date.

Response:  The Registrant acknowledges the comment.

2.                  Comment:  The Registration Statement does not indicate which Fund would be the accounting survivor following the Transaction. You have stated that the accounting survivor would be the Small Cap Fund.  Please note that we may have additional comments.

Response:  The Registrant confirms that the Small Cap Fund will be the accounting survivor following the Transaction and acknowledges that the SEC staff may have additional comments.

3.                  Comment:  On page 6, the paragraph under “SUMMARY–How will the Transaction affect me?–Costs of the Transaction” states that “[t]he total amount of the expenses for the Transaction is estimated to be approximately $222,400 (or approximately $55,600 to be paid by each Fund), not including commissions that would be incurred during the sale of a portion of the

MidCap Fund’s assets as part of a portfolio repositioning and separate from normal portfolio turnover.”

The total amount of the pro forma adjustments in the capitalization table on page 23 is $121,750, and footnote 1 to the capitalization table states that the adjustments reflect the costs of the Transaction incurred by the Funds.

If the difference between the estimated expenses of the Transaction to be paid by the Funds (in total, $111,200) and the pro-forma adjustments in the capitalization table ($121,750) is attributed to the expected commissions to be incurred in connection with repositioning of a portion of the MidCap Value Fund’s assets, please reference this amount with the disclosure regarding the repositioning.  In addition, along with the commissions that would be incurred during the sale of a portion of the MidCap Value Fund’s assets, indicate that commissions also would be incurred in connection with the purchase of assets with the proceeds from the sale of a portion of the MidCap Value Fund’s assets.

Response:   The pro forma adjustment amounts in the capitalization table have been revised to equal, in total, $111,200, which is the total amount of the estimate expenses of the Transaction to be paid by the Funds.

4.                  Comment:  Under the “TABLE OF SHAREHOLDER FEES (both Funds)” on page 13, please disclose the expiration of the contingent deferred sales charge (“CDSC”) period for Class C shares.

Response:  The disclosure has been added as requested.

5.                  Comment:  In the annual operating expenses tables beginning on page 14 under the heading “ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION,” the pro forma column shows a reduction in the Small Cap Fund’s “other expenses” of 2 basis points (from 0.28% to 0.26%).  Please disclose the reason for the expected decrease in the Small Cap Fund’s “other expenses” following the Transaction.

Response:  The pro forma “other expenses” and “total annual Fund operating expenses after fee waiver and/or expense reimbursement” for each class of the Small Cap Fund have been revised to reflect that no reduction is expected in the Small Cap Fund’s “other expenses” or “annual Fund operating expenses after fee waiver and/or expense reimbursement” following the Transaction.  The expense example also has been revised accordingly.

6.                  Comment:  In the annual operating expense tables beginning on page 14 under the heading “ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION,”

with respect to the description of the fee waiver and expense assumption agreements in footnote 2, please confirm in the response letter whether the waivers are subject to recoupment by the Investment Manager, and, if so, add disclosure regarding such recoupment, including whether the Small Cap Fund would be able to recoup fees previously waived or expenses previously assumed for the MidCap Fund.

Response:  The Registrant confirms that fees waived and expenses reimbursed by the Investment Manager are not subject to recoupment.

7.                  Comment:  Please confirm that the fees and expenses presented in the annual operating expense tables beginning on page 14 under the heading “ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION” reflect the current fees and expenses for each Fund.

Response:  The Registrant confirms that the fees and expenses presented in the annual operating expense tables beginning on page 14 under the heading “ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION” reflect the fees and expenses for each Fund using the format prescribed by Item 3 of Form N-1A, in accordance with Item 3(a) of Form N-14.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant “base the percentages of ‘Annual Fund Operating Expenses’ on amounts incurred during the fund’s most recent fiscal year.”  For the purposes of Form N-1A, the presentation of “amounts incurred during the fund’s most recent fiscal year” is linked to the fund’s financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(c)(i) states that “the amount of expenses deducted from the fund's assets are the amounts shown as expenses in the fund’s statement of operations.”  Thus, the annual fund operating expense ratios presented in the fee and expense tables should be based upon and correspond to amounts that appear in the Funds’ statement of operations.  The Registrant believes it has complied with this requirement.

8.                  Text:  Footnote 3 to the annual operating expense tables beginning on page 14 under the heading “ANNUAL OPERATING EXPENSE TABLE FOR EACH CLASS OF SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION” states the following:

The Investment Manager has contractually agreed in advance to reduce its fee as a result of the Small Cap Fund’s investment in a Franklin Templeton money fund (acquired fund) for at least the next 12-month period. Contractual fee waiver and/or expense reimbursement agreements may not be terminated during the term set forth above.

Comment:  Please include the expiration date of the fee waiver and/or expense reimbursement. If the Board can terminate the fee waiver and/or expense reimbursement agreements, add applicable disclosure.  Consider removing or changing the parenthetical reference to “acquired fund” in order to avoid confusion.

Response:  The referenced footnote has been revised to state that the fee waiver and/or expense reimbursement will be in effect until February 28, 2018 and to remove the  parenthetical reference to “acquired fund.”  The Registrant confirms that the contractual fee waiver and/or expense reimbursement may not be terminated by the Board during the term of the waiver.

9.                  Comment:  In the expense example table on page 16, the 1 Year expense amounts for Class C shares that are sold at the end of the period include an asterisk to note the assumption that the CDSC for Class C shares does not apply.  Please confirm that the asterisks are correctly placed.

Response:   The referenced asterisks have been removed.

10.              Comment:  If applicable, under the heading “REASONS FOR THE TRANSACTION,” include disclosure regarding the Board’s considerations of any capital loss carryforwards.

Response:  The following has been added under the heading “REASONS FOR THE TRANSACTION:”

Capital Loss Carryovers.  At October 31, 2016, neither Fund had capital loss carryovers.   For more information, see “FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION” below.

11.              Comment:  In the capitalization table on page 23, please include the pro forma adjustments to the outstanding shares of the Small Cap Fund.

Response:  Revised as requested.

12.              Comment:  The capitalization table on page 23 includes total pro forma adjustments to the Funds’ net assets of $(121,750), with a footnote stating that the adjustments reflect the costs of the Transaction incurred by the Funds.  Confirm whether this pro forma adjustment amount includes the estimated costs of the Transaction and the estimated costs of repositioning a portion of the MidCap Fund’s portfolio assets.  Be more specific as to what the pro forma adjustments are attributed, given that disclosure on page 6 (and elsewhere in the Registration Statement) states that the total amount of the expenses for the Transaction is estimated to be approximately $222,400 (or approximately $55,600 to be paid by each Fund), not including commissions that would be incurred during the sale of a portion of the MidCap Fund’s assets as part of a portfolio repositioning and separate from normal portfolio turnover.

Response:  The pro forma adjustment amounts in the capitalization table have been revised to equal, in total, $111,200, which is the total amount of the estimated expenses of the Transaction to be paid by the Funds.

13.              Comment:  The paragraph under the heading “FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION–Repositioning of the MidCap Fund’s Portfolio Assets” states that, based on portfolio assets as of March 31, 2017, approximately 45% of the MidCap Fund’s portfolio assets may be sold after the closing of the Transaction.  Please provide a narrative description of the types of the MidCap Fund’s portfolio assets that will be sold.  In addition, please include the estimated transaction costs for such repositioning.

Response:  The following disclosure has been added under the heading “FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION–Repositioning of the MidCap Fund’s Portfolio Assets:”

Such sales would consist primarily of the MidCap Fund’s holdings with market capitalizations that exceed the range used by the Small Cap Fund to define “small-capitalization companies.”

With respect to the estimated transaction costs for repositioning, the disclosure under the heading “FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION–Repositioning of the MidCap Fund’s Portfolio Assets” has been revised to include the following:

Transaction costs also may be incurred due to the repositioning of a portion of the MidCap Fund’s portfolio assets, which will be borne by the MidCap Fund or the combined Small Cap Fund.  Management believes that these portfolio transaction costs will be [approximately $84,000] [immaterial in amount (i.e., less than 0.005% (1/2 of 1 basis point) of the net asset value of the Small Cap Fund as of June 30, 2017)].

14.              Comment:  In Exhibit B, “Financial Highlights of the Midcap Fund and the Small Cap Fund,” on page B-1, insert the missing closing parenthesis for total return for the MidCap Fund’s Class A shares for the year ended October 31, 2015.

Response:  Revised as requested.

15.              Comment:  In Exhibit B, “Financial Highlights of the Midcap Fund and the Small Cap Fund,” on page B-9, be consistent with the use parenthesis or minus signs in the rows showing distributions for Class R shares of the Small Cap Fund.

Response:  Revised as requested.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kristin H. Ives at (215) 564-8037 or, in her absence, Cory O. Hippler at (215) 564-8089.

Regards,

/s/ Steven J. Gray

Steven J. Gray

Secretary and Vice President

Franklin Value Investors Trust